May 9, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 30, 2013

File No. 333-187564

Dear Mr. Schiffman:

We are in receipt of your letter, dated May 8, 2013, wherein comments were provided in respect of Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”) filed by Bank of the Ozarks, Inc. (the “Company”) on April 30, 2013, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter.

Form S-4

Recent Developments

1.	Please add a section addressing the recent developments regarding Bank of the Ozarks, Inc.’s results of operations for the three months ended March 31, 2013.

Response: Amendment No. 1 has been revised in response to this comment. Please see pages 90-92 of Amendment No. 2 to the Registration Statement that is filed concurrently herewith (the “Amendment No. 2”) where a new section has been added, which summarizes Bank of the Ozarks, Inc.’s results of operations for the three months ended March 31, 2013.

Mr. Todd K. Schiffman

May 9, 2013

Certain Information Concerning the First National Bank of Shelby

Balance Sheet Review, pages 102 – 103

2.	We have reviewed your response to our prior comment number 21. Please expand Note 2 – Securities to the financial statements to provide the disclosure required by ASC 320-10-50-10-(d) for sales of or transfers from securities classified as held-to-maturity.

Response: Amendment No. 2 has been revised in response to this comment. Additional disclosure has been made to Note 2 – Securities to address the requirements of ASC 320-10-50-10-(d) regarding the circumstances leading to the decision to sell or transfer the securities. Please refer to page 139 of Amendment No. 2, specifically, paragraphs three through six.

Please direct any questions or additional comments regarding the Registration Statement on Form S-4, Amendment No. 1, Amendment No. 2, or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Jonathan Gottlieb

Securities and Exchange Commission

H. Watt Gregory, III

Kutak Rock LLP

Neil Grayson

Nelson Mullins Ray & Scarborough LLP